SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31051; 812-14313]

Credit Suisse Asset Management, LLC, et al.; Notice of Application and Temporary Order

May 19, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to a guilty plea entered on May 19, 2014, by Credit Suisse AG ("CSAG") in the U.S. District Court for the Eastern District of Virginia ("District Court") in connection with a plea agreement between CSAG and the U.S. Department of Justice ("DOJ"), until the Commission takes final action on an application for a permanent order. Applicants have also applied for a permanent order.

Applicants: Credit Suisse Asset Management, LLC ("CSAM"), Credit Suisse Asset Management Limited ("CSAML"), Credit Suisse Hedging-Griffo Servicos Internacionais S.A. ("CSHG"), Credit Suisse Securities (USA) LLC ("CSSU"), and CSAG (each an "Applicant" and collectively, the "Applicants"),[1] and Credit Suisse Group AG ("CS Group").[2]

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[1]   Applicants request that any relief granted pursuant to the application also apply to any existing or future company of which CSAG is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.

[2]   CS Group is a party to the application solely for purposes of agreeing to the portion of condition 4 that applies to it.

<u>Filing Date</u>: The application was accepted on EDGAR on May 19, 2014, with a filing date of May 20, 2014.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 13, 2014, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o Credit Suisse Asset Management, LLC, Eleven Madison Avenue, New York, NY 10010.

<u>For Further Information Contact</u>: Courtney S. Thornton, Senior Counsel, at (202) 551-6812 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

<u>Supplementary Information</u>: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   Each of the Applicants is a direct or indirect wholly owned subsidiary of CS Group, the parent company of CSAG. CSAM, a limited liability company formed under

Delaware law, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). CSAML, a corporation formed under the laws of the United Kingdom, is registered as an investment adviser under the Advisers Act. CSHG, a corporation formed under the laws of Brazil, is registered as an investment adviser under the Advisers Act. CSSU, a limited liability company formed under Delaware law, is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Advisers Act, and is registered as a member of the Financial Industry Regulatory Authority. CSAM, CSAML, CSHG, and CSSU serve either as investment adviser (as defined in section 2(a)(20) of the Act) to investment companies (or series thereof) registered under the Act ("Funds") and employees' securities companies ("ESCs"), or as principal underwriter (as defined in section 2(a)(29) of the Act) to open-end management investment companies registered under the Act ("Open-End Funds") (such activities, collectively, "Fund Service Activities"). CSAG is the principal operating subsidiary of CS Group, which operates as a holding company. Both CSAG and CS Group are corporations organized under the laws of Switzerland; both are engaged in the private banking, investment banking, and asset management businesses.

2.   On May 19, 2014, the DOJ filed a one-count criminal information (the "Information") in the District Court charging CSAG with conspiracy to commit tax fraud related to accounts CSAG established for cross-border clients in violation of Title 18, United States Code, Section 371. CASG has agreed to resolve the action brought by DOJ through a plea agreement dated May 19, 2014 (the "Plea Agreement"). Under the Plea Agreement, CSAG pleaded guilty to the charge set out in the Information (the "Guilty Plea"). Applicants expect that the District Court will enter a judgment against CSAG that will require remedies that are materially the same as set forth in the Plea Agreement. Pursuant to the Plea Agreement, CSAG

agreed to comply with the undertakings described in the application and to pay substantial

criminal penalties and restitution.

3.   In addition to the Plea Agreement with DOJ, on February 21, 2014, CS Group

reached a settlement with the Commission that resolved its investigation into the provision of

unregistered broker-dealer and investment adviser services to U.S. clients during the time period

between 2002-2008 (the "Commission Settlement"). The conduct that was the subject of the

Commission investigation related to the conduct charged in the Information. As part of the

Commission Settlement, CS Group agreed to pay $196,511,014, which includes $82,170,990 in

disgorgement, $64,340,024 in interest and a $50,000,000 penalty. CS Group also retained an

independent consultant in connection with the Commission Settlement.

4.   CSAG will enter a settlement with the Board of Governors of the Federal Reserve

System (the "Federal Reserve") to resolve certain findings by the Federal Reserve, including that

the activities of CSAG regarding opening of foreign accounts for U.S. taxpayers, provision of

investment services to U.S. clients, and operation of CSAG's New York representative office

prior to 2009 lacked adequate enterprise-wide risk management and compliance policies and

procedures sufficient to ensure that all of its activities comply with U.S. laws and regulations

(the "Federal Reserve Order").

5.   CSAG also will enter into a consent order with the New York State Department of

Financial Services ("DFS") to resolve DFS's investigation into the Conduct, as defined below

(the "DFS Order").

6.   Ten individuals who have been identified as having been responsible for the

conduct underlying the Plea Agreement (including the conduct described in any of the exhibits to

the Plea Agreement) (the "Conduct") are current employees of CSAG or a Covered Person. All other employees of CSAG and any Covered Person who were identified as having been responsible for the Conduct have either resigned or been terminated. Of the individuals identified as having been responsible for the Conduct that remain employees of CSAG or a Covered Person, all but one (the "December Employee") will be notified no later than May 31, 2014 that their employment with CSAG or a Covered Person will be terminated no later than August 31, 2014.[3]

7.   Additionally, beginning in 2008, CSAG commenced a remediation program to ensure that only U.S. clients who established compliance with U.S. tax laws could remain clients of CSAG. U.S. clients that could not demonstrate tax compliance had to terminate their relationship with CSAG. As part of that program, CSAG moved the securities business with U.S. residents into U.S.-regulated subsidiaries or terminated those relationships.

Applicants' Legal Analysis:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company or registered unit investment trust, if such person within ten years has been convicted of any felony or misdemeanor arising out of such person's conduct, as, among other things, an investment adviser, a broker or dealer, or a bank. Section 2(a)(10) of the Act defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of

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[3]   The employment of the December Employee will be terminated at the earlier of December 31, 2014 or the date that the December Employee's services are no longer needed by CSAG. The sole activity of the December Employee as an employee will be to perform compliance-related services in a specific area. The activity of the December Employee will be subject to direct supervision by senior legal personnel.

the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that CSAG is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3). Applicants state that the Guilty Plea would result in a disqualification of each Applicant for ten years under section 9(a) of the Act because CSAG would become the subject of a conviction described in 9(a)(1).

2. Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking temporary and permanent orders exempting the Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3. Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants assert that the Conduct did not involve any of Applicants acting as an investment adviser or depositor of any Fund, ESC or business development company or principal underwriter for any Open-End Fund, unit investment trust registered under the Act, or face amount certificate company registered under the Act. The Conduct similarly did not involve any Fund, ESC or business development company with respect to which Applicants engaged in Fund

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Service Activities.[4] Applicants further assert that (i) none of the current or former directors, officers or employees of the Applicants (other than certain personnel of CSAG who were not involved in any of the Applicants' Fund Service Activities) had involvement in the Conduct; (ii) except as noted above, no current or former employee of CSAG or any Covered Person who previously has been or who subsequently may be identified by CSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of CSAM, CSAML, CSHG, CSSU, or of any other Covered Person; (iii) those identified employees have had no, and will not have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of CSAG who were not involved in any of the Applicants' Fund Service Activities) did not have any involvement in the Conduct, shareholders of the Funds and ESCs were not affected any differently than if those Funds and ESCs had received services from any other non-affiliated investment adviser or principal underwriter.

5.   Except as discussed above, Applicants have agreed that neither they nor any of the other Covered Persons will employ any of the current or former employees of CSAG or any Covered Person who previously have been or who subsequently may be identified by CSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c). Applicants also have agreed that each Applicant (and any Covered Person that acts in any capacity described in section 9(a) of the Act) will adopt and implement policies and procedures reasonably designed to ensure compliance with the terms and conditions of the order

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[4]   CSAG does not engage, has not engaged, and will not engage in Fund Service Activities.

granted under section 9(c). In addition, CSAG has agreed to comply in all material respects with

the material terms and conditions of the Plea Agreement and the material terms of the Federal

Reserve Order and the DFS Order, and CS Group has agreed to comply in all material respects

with the material terms and undertakings of the Commission Settlement.

6.   Applicants further represent that the inability of CSAM, CSAML, CSHG, and

CSSU to continue providing Fund Service Activities would result in potential hardships for both

the Funds and the ESCs and their shareholders. Applicants state that they will distribute written

materials, including an offer to meet in person to discuss the materials, to the board of trustees of

the Funds, including the directors who are not "interested persons," as defined in section 2(a)(19)

of the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under

the Act, regarding the Plea Agreement, any impact on the Funds, and the application. The

Applicants will provide the Funds with all information concerning the Plea Agreement and the

application that is necessary for the Funds to fulfill their disclosure and other obligations under

the federal securities laws.

7.   Applicants also state that, if CSAM, CSAML, CSHG, and CSSU were barred

from providing Fund Service Activities to the Funds and the ESCs, the effect on their business

and employees would be severe.

8.   Applicants state that certain of the Applicants and their affiliates have received

exemptive orders under section 9(c), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application

will be subject to the following conditions:

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1.   Any temporary exemption granted pursuant to the application will be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   Except as set out in the second paragraph of Section IV.E of the application, neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of CSAG or any Covered Person who previously have been or who subsequently may be identified by CSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

3.   Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that they will comply with the terms and conditions of the requested orders within 60 days of the date on which any permanent order is granted or, with respect to condition 4, such later date as may be contemplated by the Federal Reserve Order, the DFS Order, or the Commission Settlement, as applicable.

4.   CSAG will comply in all material respects with the material terms and conditions of the Plea Agreement and with the material terms of the Federal Reserve Order and the DFS Order, and CS Group will comply in all material respects with the material terms and undertakings of the Commission Settlement.

5. Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management, with a copy to the Chief Counsel of the Commission's Division of Enforcement, of a material violation of the terms and conditions of the requested orders within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and the other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective forthwith, solely with respect to the Guilty Plea, subject to the representations and conditions in the application, until the date the Commission takes final action on their application for a permanent order.

By the Commission.

Kevin M. O'Neill
Deputy Secretary